CHINA WORLD TRADE CORPORATION
3rd Floor, Goldlion Digital Network Center
138 Tiyu Road East, Tianhe
Guangzhou, The People’s Republic of China
Tel:  (011-8620) 2886-0608

August 17, 2007

United States Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549 - 7010

Re:        China World Trade Corporation
             Form SB-2 filed January 18, 2005
             File No. 333-122092

Dear Sir and Madam:

Please allow this letter to serve as an application for immediate withdrawal of the above-captioned registration statement in accordance with Rule 477 under the Securities Act of 1933, as amended.  We have no plans to pursue the registration statement, and, accordingly, request withdrawal of the registration statement so that we may devote our energies to other pressing matters.

For your information, no securities were sold in connection with said registration statement or in reliance thereon.

If you have any questions or comments, please do not hesitate to call us.

Thank you for your assistance.

Sincerely,

CHINA WORLD TRADE CORPORATION

By:   /s/ Man Ha
        Man Ha
        Chief Financial Officer

cc:         Karen Garnett, Assistant Director
             Harold H. Martin, Esq. – Counsel to China World Trade Corporation